Exhibit 99.1

NEWS RELEASE

FOR IMMEDIATE RELEASE:

MDA Completes Acquisition of DigitalGlobe, Creates Industry Leader in

Satellite Systems, Earth Imagery, Geospatial Solutions and Analytics

•	Combined company renamed Maxar Technologies and dual-listed on NYSE and TSX

•	Creates distinctive portfolio of leading advanced space technology brands

•	Offers integrated solutions expertise including space and ground segments

•	Dan Jablonsky appointed president of DigitalGlobe

•	Tony Frazier appointed president of Radiant Solutions—the combination of DigitalGlobe l Radiant and the MDA Information Systems businesses

SAN FRANCISCO and VANCOUVER, BC – October 5, 2017 – MacDonald, Dettwiler and Associates Ltd. (“MDA” or the “Company”) (TSX: MDA), a global communications and information company providing technology solutions to commercial and government organizations worldwide, today announced it has completed its acquisition of DigitalGlobe, Inc. (“DigitalGlobe”), the global leader in high resolution Earth imagery and information about our changing planet. The merger creates the leading integrated commercial provider of satellites, imagery and geospatial solutions to commercial and government customers worldwide. The newly combined company will offer a broader set of space-based solutions, increased scale and a more diversified revenue base.

“Today is a very exciting day for our customers, partners, employees and shareholders,” said Howard L. Lance, president and chief executive officer of MDA. “Together, in partnership with the outstanding team at DigitalGlobe, our combined company will offer an unmatched suite of solutions, benefit from increased scale and a more diversified revenue base, and drive increased value by leveraging the sales channels of both companies. The combination of our strong, diversified core businesses will create expanded opportunities for team members and customers alike. I am very excited to get to work with the new leadership team to drive top and bottom line growth and future success.”

NEW CORPORATE NAME

The Company also announced today that MacDonald, Dettwiler and Associates Ltd. (MDA) will become Maxar Technologies Ltd., and its U.S.-headquartered operating company, SSL MDA Holdings, Inc., will become Maxar Technologies Holdings Inc. The new Maxar Technologies launches a distinctive group of leading space brands, technologies and capabilities.

“Our new corporate name highlights the broader capabilities of the combined organization,” said Mr. Lance. “Maxar Technologies encompasses four of the leading commercial space technology brands—SSL, MDA, DigitalGlobe and Radiant—and represents the expanded benefits and value we will offer to our customers, shareholders, partners and employees.” The Company plans to continue to use the individual business unit brands and will roll out the new corporate branding design elements by the end of 2017.

MDA undertook a major corporate reorganization in May 2016 as part of its “U.S. Access Plan” strategy, including the appointment of Mr. Lance and the formation of SSL MDA Holdings, Inc., with its headquarters in San Francisco, which manages and controls all of the Company’s operations across Canada, the U.S. and internationally. This process was completed under the guidance and approval of the U.S. Department of Defense, whereby SSL MDA Holdings operates under a Security Control Agreement. This structure allows the Company to pursue and execute U.S. government programs that require security clearances.

The Company will begin trading today on the New York Stock Exchange under the ticker symbol “MDA.” However, the Company’s ticker symbol on both the New York and Toronto Stock Exchanges will be changed next week to “MAXR” to reflect the Company’s new name as Maxar Technologies. In addition, as announced at the time of the proposed merger, the Company has committed to further reorganize all or part of the combined Company’s corporate and operating structure to ensure the ultimate parent of DigitalGlobe is incorporated in the U.S. by the end of 2019, subject to customary approvals.

A PORTFOLIO OF BEST-IN-CLASS BRANDS

Maxar Technologies is uniquely positioned to capture growth in the U.S., Canada and global markets given its ability to provide advanced satellites and space systems, high resolution Earth imagery and geospatial solutions. With the addition of DigitalGlobe and Radiant Solutions, the Maxar Technologies portfolio of best-in-class brands offers a full suite of end-to-end solutions capabilities with deep domain expertise and space heritage.

•	SSL: the leading commercial provider of communications and Earth observation satellites and scientific mission spacecraft for commercial and government markets;

•	MDA: an internationally recognized leader in space robotics, satellite antennas and subsystems, surveillance and intelligence systems, defense and maritime systems and geospatial radar imagery;

•	DigitalGlobe: the global leader in high resolution optical satellite imagery and information about our changing planet; and

•	Radiant: a highly specialized provider of geospatial data, analytics, software and services to facilitate insights and intelligence where and when it matters most.

COMBINED GEOSPATIAL AND ANALYTIC CAPABILITIES

MDA Information Systems, based in Gaithersburg, Maryland, and DigitalGlobe l Radiant, based in Herndon, Virginia, have been combined into a new business unit called Radiant Solutions. Radiant is focused on providing advanced geospatial data collection and analytics capabilities to offer enhanced support to the U.S. Department of Defense and Intelligence Community, along with international government and commercial customers. With over 1,000 cleared spacecraft and sensor engineers, developers, geospatial analysts, data scientists and image scientists, Radiant Solutions will be able to deliver innovative solutions across the entire geospatial intelligence value chain with smart tasking, multi-intelligence collection, automated information extraction, pattern discovery and change detection.

LEADERSHIP

Mr. Lance will lead the combined company as president and chief executive officer. Mr. Lance’s extensive experience in the global aerospace, defense and security markets will position the combined company to capture growing demand for end-to-end space systems solutions. The Company’s senior leadership team will be comprised of executives from both MDA and DigitalGlobe.

William McCombe has been appointed chief financial officer of Maxar Technologies. Anil Wirasekara, who previously served as Chief Financial Officer of MDA since 1994, will continue with the Company and serve as the senior financial executive, based in Canada. Mr. Wirasekara will continue to report to Mr. Lance, with a significant portfolio of executive responsibilities.

“Bill has done an outstanding job as chief financial officer of our operating company since his appointment in 2016. He is now ready to take on the public company duties as well,” said Mr. Lance. “I am fortunate to have Anil continue to serve as my most trusted advisor across a multitude of issues, given his long experience and tenure with the Company.”

“After 23 years as the chief financial officer of MDA, the time has come to change the scope of my responsibilities,” said Mr. Wirasekara. “I have worked with Bill for many years and I am confident in his ability to succeed in his expanded role. I am fully committed to provide Bill and Howard all the support they require.”

Timothy M. Hascall has been appointed chief operations officer. Mr. Hascall previously served as executive vice president responsible for the Imagery business unit at DigitalGlobe, including operations and customer experience.

“I am pleased that Tim will be joining the team as COO,” said Mr. Lance. “His experience at DigitalGlobe, combined with his many years of prior experience at Accenture driving operational transformations, will be instrumental as we deliver on the synergies and operational efficiencies from the combination.”

Daniel L. Jablonsky has been appointed president of DigitalGlobe. Mr. Jablonsky previously served as general manager of the U.S. and International Defense and Intelligence businesses at DigitalGlobe, as well as serving as its senior vice president and general counsel.

“I’m confident that Dan will successfully lead DigitalGlobe into the next phase of its growth,” said Mr. Lance. “He is an experienced leader with a track record of delivering results.”

Mr. Lance added, “I want to acknowledge and thank Jeff Tarr, who led DigitalGlobe as president and chief executive officer of DigitalGlobe for the past six years, for his partnership during the merger process and his many contributions to DigitalGlobe during his tenure.”

Dr. Walter S. Scott has been appointed chief technology officer for Maxar Technologies. Dr. Scott formed DigitalGlobe in 1992 as WorldView Imaging Corporation, the first company to receive a high-resolution commercial remote sensing license from the U.S. Government, and will continue to lead DigitalGlobe’s Platform business while taking on expanded responsibilities for the Company.

“Walter’s experience and track record driving technology and innovation will not only continue to benefit DigitalGlobe, but the broader Maxar Technologies space and ground portfolio going forward,” said Mr. Lance. “His industry leadership is recognized for its vision and leading-edge thinking.”

Tony Frazier has been appointed president of Radiant Solutions. Mr. Frazier previously served as senior vice president of Services at DigitalGlobe. Don Schaefer, who previously served as president of MDA Information Systems, has been appointed chief strategy officer of Radiant Solutions.

“Together, Tony and Don in their new roles will position Radiant Solutions as the leading provider of insights and intelligence for the geospatial markets,” said Mr. Lance.

In addition, three members of the DigitalGlobe Board of Directors, Howell M. Estes III, Roger Mason, Jr. and Nick S. Cyprus, have been appointed to the MDA Board of Directors.

To learn more about today’s news, please visit mdacorporation.com/winningtogether.

Forward-Looking Statements

This release contains forward-looking statements and information, which reflect the current view of the Company with respect to future events, financial performance and operational capabilities. The forward-looking statements in this regard include statements as to management’s expectations with respect to: the benefits of the transaction and strategic and integration opportunities; the Company’s plans, objectives, expectations and intentions; expectations for sales growth, synergies, earnings and performance; the timing of the change in MDA’s ticker symbol on the New York and Toronto Stock Exchanges; shareholder value; and other statements that are not historical facts.

Although management of the Company believes that the expectations and assumptions on which such forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. Any such forward-looking statements are subject to various risks and uncertainties which could cause actual results and experience to differ materially from the anticipated results or expectations expressed in this press release. Additional information concerning these risk factors can be found in the Company’s filings with Canadian securities regulatory authorities, which are available online under the Company’s profile at www.sedar.com, the Company’s filings with the United States Securities and Exchange Commission, or on the Company’s website at www.mdacorporation.com, and in DigitalGlobe’s filings with the SEC, including Item 1A of DigitalGlobe’s Annual Report on Form 10-K for the year ended December 31, 2016.

The forward-looking statements contained in this press release are expressly qualified in their entirety by the foregoing cautionary statements and are based upon data available as of the date of this release and speak only as of such date. The Company disclaims any intention or obligation to update or revise any forward-looking statements in this press release as a result of new information or future events, except as may be required under applicable securities legislation.

ABOUT MDA

MDA is a global communications and information company providing operational solutions to commercial and government organizations worldwide. MDA’s business is focused on markets and customers with strong repeat business potential, primarily in the Communications sector and the Surveillance and Intelligence sector. In addition, the Company conducts a significant amount of advanced technology development. MDA’s established global customer base is served by more than 4,800 employees operating from 15 locations in the United States, Canada, and internationally. The Company’s common shares trade on the Toronto Stock Exchange under the symbol TSX:MDA. For more information, visit www.mdacorporation.com

ABOUT SSL MDA HOLDINGS, INC.

SSL MDA Holdings, Inc. is a wholly owned subsidiary of MacDonald, Dettwiler and Associates Ltd. and serves as the operating company for all MDA businesses. SSL MDA Holdings is headquartered in San Francisco, California.

ABOUT DIGITALGLOBE

DigitalGlobe is a leading global provider of high-resolution Earth-imagery products and services sourced from our own advanced satellite constellation and third-party providers. Our imagery solutions support a wide variety of users in defense and intelligence, civil agencies, mapping and analysis, environmental monitoring, oil and gas exploration, infrastructure management, Internet portals, and navigation technology. Each day users depend on us to better understand our changing planet in order to save lives, resources and time.

CONTACTS

Investor relations: Marissa Poratto, MDA, (604) 331-2044, mporatto@mdalimited.ca

Media relations (Canada): Wendy Keyzer, MDA, (604) 231-2743, wendy@mdacorporation.com

Media relations (United States): Sheila Ennis, Abernathy MacGregor, (415) 926-7961, sbe@abmac.com